ORION FINANCIAL GROUP, INC.

1739 Creekstone Circle

San Jose, CA 95133

January 18, 2013

VIA EDGAR and FEDERAL EXPRESS

Duc Dang

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Orion Financial Group, Inc.

Registration Statement on Form S-1

Filed November 27, 2012

File No. 333-185146

Dear Duc Dang:

We are in receipt of your comment letter dated December 24, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please revise the cover page of the registration statement to indicate by check mark that the securities being registered are to be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933. Refer to Rule 415(a)(1)(ix) of the Securities Act of 1933.

ANSWER: On the cover page of the registration statement, we have indicated by check mark that the securities being registered are to be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933.

2.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company

ANSWER: In response to the Staff’s comment, we have provided disclosure regarding (i) how and when a company may lose emerging growth company status, (ii) the exemptions available to the Company, (iii) our election under Section 107(b) of the JOBS Act, (iv)

3.	Please provide the information required by Item 404 of Regulation S-K or advise.

ANSWER: On page 28, we disclose the related party transactions required by Item 404 of Regulation S-K. Specifically, the Company has engaged HP Accounting to provide accounting services to the Company. Bob Bates, a Company director, is the controlling owner of HP Accounting. HP Accounting required a $1,500 retainer for the first 15 hours of work at a rate of $100 per hour.

4.	Please tell us whether you plan to file a subscription agreement as an exhibit to this registration statement before effectiveness.

ANSWER: We plan to file a subscription agreement as an exhibit to this registration statement before effectiveness.

Prospectus Cover Page

5.	Please refer to the third paragraph. Please revise your disclosure to state, as you did on page 8 in the risk factors section, that investors will not have the right to withdraw funds during the offering.

ANSWER: On the Prospectus Cover Page, we have added disclosure that the investors will not have the right to withdraw funds during the offering.

6.	Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

ANSWER: In response to the Staff’s comment, we have referenced the applicability of penny stock rules to transactions in our securities and have included the corresponding disclosure in our prospectus summary.

7.	Please clarify the reference to selling shareholders here and on the registration statement cover page considering you are registering a primary offering.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to clearly state that we are registering a primary offering. Accordingly, there are no selling shareholders.

Prospectus Summary, page 3

8.	You disclose throughout that you provide financing services. Based on your disclosure, it does not appear that you have actually provided any financing services or had any significant operations. While you may continue to indicate how you intend to operate, please revise your disclosure throughout to clarify your current level of operations.

ANSWER: In response to the Staff’s comment, we have revised our disclosure throughout the registration statement to indicate how we plan to operate.

9.	The term blank check company is defined in Section (a)(2) of Rule 419 of Regulation C. In discussing this definition in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

We note that your financials show no operating history and nominal assets. If applicable, please revise to comply with Rule 419. Alternatively, revise to confirm that you, your shareholders, and other related parties, have no plans to be acquired or to merge with another company or enter into a change of control or similar transaction.

ANSWER: We do not believe that we need to comply with Rule 419 because we are not a blank check company. We have a specific business plan and have moved forward with our business operations. Specifically, while in the development stage, we are proceeding with our business plan to provide practical and affordable home renovations on a timely basis to homeowners that seek quality workmanship from experienced builders. We have taken certain steps in furtherance of our business plan including but not limited to completing and launching our website, http://www.orionfinancialgroupinc.com.

We have no intention to enter into a reverse merger with any entity in an unrelated industry. We do not believe we are a blank check company as defined in Rule 419 of Regulation C of the Securities Act because we are running and operating our financial consulting business and do not expect or intend to enter into any merger, consolidation or business combination with an unrelated company or industry unless we believe it will enhance, improve or grow our business operations.  Based upon same, the S-1 has been revised to state that we do not consider ourselves a blank check company. In accordance with this comment, we have included a business plan for the next twelve (12) months.

Risk Factors, page 5

10.	Please revise your disclosure to provide, if true, the risks related to your management’s lack of experience in running a public company.

ANSWER: On page 6, we have revised our disclosure to clarify the risks related to our management’s lack of experience in running a public company.

Special Note Regarding Forward-Looking Statements, page 8

11.	Please delete the statement “documents incorporated by reference” or advise.

ANSWER: In response to the Staff’s comment, we have deleted this statement.

Use of Proceeds, page 9

12.	Please revise to clarify what “expansion of services” means and break down the use further. Your revision should flow through the “allocation of funds” section.

ANSWER: On page 9, we have disclosed that our “expansion of services” includes the hiring of additional staff, procurement of office, general and administrative expenses, and marketing.

13.	Please revise to clarify what you intend to invest the proceeds in temporarily.

ANSWER: On page 10, the Company has disclosed that the proceeds will be available immediately to the Company and it will utilize the proceeds to apply towards general corporate purposes.

14.	Please tell us your basis for the disclosure that you “will receive net proceeds of approximately $3.95 million.”

ANSWER: Our receipt of net proceeds of approximately $3.95 million is based on the sale of all registered shares minus legal expenses and accounting fees in connection with this registration statement.

Dilution, page 10

15.	Please revise your disclosure to provide a comparison of the public contribution under your proposed public offering and the effective cash contribution of your directors, officers, promoters and other affiliates. Refer to Item 506 of Regulation S-K.

ANSWER: On page 10, we have added disclosure that the entire increase in net tangible value to our existing shareholders will be derived from the public contribution. Our officers, director, promoters, and other affiliates have not contributed investments at this time.

16.	Please revise to calculate your net tangible book value per share as of the latest balance sheet date included in your filing.

ANSWER: In response to the Staff’s comment, we have calculated our net tangible book value per share as requested.

Plan of Distribution, page 11

17.	It is not clear why this section is focused on sales by “initial shareholders” when you are registering a self-underwritten offering. Please revise this section to provide detailed information concerning how you will conduct this offering. Please name the “directors and officers” who will offer the securities and set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

ANSWER: On page 11, we have revised our “Plan of Distribution” section to disclose that our directors and executive officers may participate in the solicitation of the exercise of subscriptions for the purchase of common stock. These persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. The sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common stock.

Description of Business, page 13

18.	We note your disclosure that you have “invested considerable time and resources in the development” of your services and products. Please expand this disclosure to specify with particularity what services and products you have developed and invested in. In this regard, we note your disclosure on page 25 that total expenses since inception until June 30, 2012 have been $3,625, which was primarily attributable to the payment of professional fees.

ANSWER: On page 13, we have revised our disclosure to indicate that the Company has begun to invest considerable time and resources in the development of its services and products. This includes management’s determination as to what sector or client the Company should target with marketing materials in anticipation of providing its consulting services

19.	Please revise to clarify whether you would be considered a subsidiary of Catalyst Group Holdings, LLLP. If so, please discuss the purpose of this organizational structure.

ANSWER: The Company is not a subsidiary of Catalyst Group Holdings, LLLP.

Market Needs, page 14

20.	Please revise to discuss your basis for the disclosure in this section.

ANSWER: On page 14, we have explained that we conducted an internal study of various industries as a basis for our disclosure in this section.

Growth Strategy, page 14

21.	Please revise to clarify what “strategic alliances/channel partner relationships/authorized reseller relationships” means.

ANSWER: On page 14, we have clarified that strategic alliances means relationships with more established companies in our space that will enable us to pursue our corporate objectives.

Audited Financial Statements

22.	Please amend to include the Report of Independent Registered Public Accounting Firm that you refer to on page 13 for the audited financial statement periods presented in the filing pursuant to Article 2 of Regulation S-X.

ANSWER: In response to the Staff’s comment, we have provided the requested report.

23.	Please amend to include audited financial statements that meet the age requirements of Rule 8-08 of Regulation S-X.

ANSWER: Pursuant to Rule 8-08 of Regulation S-X, we have included our audited financial statements.

Plan of Operations, page 25

24.	Please revise your disclosure to describe your plan of operations for the next 12 months. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

ANSWER: On page 25, we have added disclosure that clarifies our plan of operations by included detailed milestones, corresponding time periods, and the expected sources of funding for the planned operations.

Capital Resources and Liquidity, page 26

25.	Please revise your disclosure to quantify your anticipated cash uses and sources for the next 12 months. Refer to Item 303(a) of Regulation S-K.

ANSWER: On Page 26, we have revised our disclosure to provide for the amount of cash required for the next 12 months

Directors, Executive Officers, Promoters and Control Persons, page 26

26.	We note your disclosure that Mr. Green has been the President of Catalyst Financial Group, Inc. since 2009. We further note that the registration statement on Form S-1 (File No. 333-164888) filed on February 12, 2010, as amended, for Catalyst was not declared effective. Please tell us whether the company is still operational, and, if so, what its financial performance has been in the last three years. We may have further comments.

ANSWER: The company, Catalyst Financial Group, Inc. is no longer operational.

27.	We note that Mr. Bates and Mr. Ong were listed as directors of Catalyst Financial Group, Inc. in the registration statement on Form S-1 filed on February 12, 2010, as amended. Please tell us whether they still serve as directors of that entity. If so, please revise to disclose that fact or advise.

ANSWER: Mr. Bates and Mr. Ong are no longer directors of Catalyst Financing Group, Inc.

28.	Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ong should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have revised our disclosure to include a discussion of Mr. Ong’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure.

Item 15. Recent Sales of Unregistered Securities, page 31

29.	Please revise to identify the “founders” that were issued 56,164,350 shares of common stock. Additionally, please revise to provide the information required by Item 701(c) of Regulation S-K.

ANSWER: On page 31, we have revised inserted a table that lists our founders and the corresponding shares that were issued.

30.	Please revise to identify the investor that was issued 1,044,045 shares of common stock. Refer to Item 701(b) of Regulation S-K.

ANSWER: On page 31, the Company has revised it disclosure that the 1,044,045 shares of common stock were issued to Rowton LLP.

31.	Please revise to identify the class of persons to whom the 330,000 shares of common stock were sold. Refer to Item 701(b) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have disclosed that the Company issued 330,000 shares of common stock to 33 investors, 27 non-accredited investors and 6 accredited investors, at an offering price of $0.001 per share.

Item 16. Exhibits and Financial Statement Schedules

32.	Please revise the exhibit index to note that you have not filed Exhibit 5.1 and Exhibit 23.2. Alternatively, please file the required exhibits with the next amendment. If you are not in a position to file the legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence for us to review.

ANSWER: We have filed Exhibit 5.1 and Exhibit 23.2 with this amendment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Kenneth Green

Chief Executive Officer